Exhibit 99.4

NEWS RELEASE

FOR RELEASE AT 6:30 PM EDT ON MAY 9, 2006

STORM CAT ENERGY ADDS TWO NEW INDEPENDENT DIRECTORS

CALGARY and DENVER – (PR Newswire) – May 9, 2006 – Storm Cat Energy Corporation (AMEX: SCU; TSX.V: SME) today announced the appointment of Jon Whitney of Colorado Springs, Colorado, and David Wight of Anchorage, Alaska to its Board of Directors effective immediately. Both of these individuals have long successful careers in the oil and gas industry. These appointments fill a vacancy left on the Board by a recent resignation and add one additional Director, increasing the Board to seven Directors. Mr. Whitney will join the Audit Committee replacing Mike O’Byrne, and Mr. Wight will be joining the Compensation Committee filling an existing vacancy.

Jon Whitney

Jon Whitney began his employment with Colorado Interstate Gas Company (CIG), a natural gas transmission company, on October 1, 1968 as an accountant and was promoted to increasingly important positions within the company. In 1973, Mr. Whitney was promoted to Vice President, Regulatory Affairs and Controller and was subsequently promoted to Senior Vice President and then Executive Vice President, with the additional responsibilities of Administration, Marketing, Engineering and Operations. From 1990 until a merger with the El Paso Corporation in 2001, Mr. Whitney was President and Chief Executive Officer of CIG, during which time CIG was ranked by several outside entities as one of the top pipeline companies in the U.S. Mr. Whitney ultimately held various officer positions with 15 different companies within the CIG corporate family and also has held committee positions with the Interstate Natural Gas Association of America and the American Gas Association. Mr. Whitney also has held or holds directorships with several outside companies and community organizations.

Mr. Whitney has a Business degree from Colorado State University in Fort Collins and, prior to his employment with Colorado Interstate Gas Company, was a Certified Public Accountant in private practice. Mr. Whitney is currently a member of Peak Energy Ventures, a natural gas consulting company.

David Wight

David Wight is the immediate past President and CEO for Alyeska Pipeline Service Company and retired January 1, 2006 from BP after 41 years. Prior to joining Alyeska, Mr. Wight served as President of BP Amoco Energy Company of Trinidad and Tobago for eight years.

DENVER, COLORADO 1125 17th Street, Suite 2310 | Denver, Colorado, USA 80202 | Tel (303) 991-5070 Fax (303) 991-5075 CALGARY, ALBERTA Suite 200, 209—8th Avenue | Calgary, Alberta, Canada T2P 1B8 | Tel (403) 451-5070 Fax (403) 451-5075 MONGOLIA Suite 21, P.M. Amar’s Street 2 | Tavan Bogd Plaza, Sukhbaatar District | Ulaanbaatar, Mongolia | Tel 976-11-33-0464

Mr. Wight graduated from Texas Tech University with a degree in Petroleum Engineering in 1964 and went to work for Amoco Production Company in Texas as a petroleum engineer. His Amoco career involved him in activities in Texas, Kansas Oklahoma, Colorado, Utah, Alaska and Illinois where he developed engineering, operation, production, procurement and management experience. His engineering and operations experience include extensive secondary recovery activity in Texas and the Rockies as well as gas activities from Kansas through the Rockies. The gas activities included conventional gas development, tight gas and coalbed methane. He then moved to Egypt as Managing Director of GUPCO, a joint E&P venture with the Government of Egypt.

As President of Amoco Trinidad, an Exploration and Production Company, Mr. Wight led the establishment of the first Greenfield liquefied natural gas plant in Trinidad, the second LNG plant in the Western Hemisphere. He also led the start of a two train LNG plant expansion as Associate President and Chairman of BP Energy Company of T&T.

Mr. Wight is a member of the following Boards and Associations: Success by 6 Board, the University of Alaska Anchorage College of Fellows, the University of Alaska Anchorage Board of Advisors, Trustee of the Nature Conservancy of Alaska, Commonwealth North Board. He is a member of the Petroleum Engineering Advisory Board, Texas Tech University, a member of the Providence Alaska Hospital Region Board, a member of the Alaskan Command Civilian Advisory Board. Upon retirement he resigned board positions with the Alaska Oil and Gas Association, the API, and the Association of Oil Pipelines.

Scott Zimmerman, Storm Cat President and Chief Executive Officer said: “Jon and David’s experience, not only in energy industry, but also in the building and operation of successful businesses, will provide additional strength to Storm Cat at a time when we are rapidly expanding our operations while executing on our growth strategies. Their proven leadership, experience and energy industry savvy make them ideal additions to Storm Cat’s Board.”

Stock Options

The Company granted to Mr. Whitney and Mr. Wight, five-year options under its Amended & Restated Share Option Plan to purchase up to 100,000 Common shares of the Company at an exercise price of C $2.94 per share.

The Company also granted stock options to its Officers and Directors to purchase up to an aggregate of 800,000 Common shares of the Company exercisable for a period of five years ending on March 9, 2011 at an exercise price of C $3.00 per share.

About Storm Cat Energy

Storm Cat Energy is an independent oil and gas company focused on the pursuit, exploration and development of large unconventional gas reserves from fractured shales, coal beds and tight sand formations. The Company has producing properties in Wyoming’s Powder River Basin, exploitation and development acreage in Canada and Alaska, and high-risk, high-reward exploration acreage in Mongolia. The Company’s shares trade on the American Stock Exchange under the symbol “SCU” and in Canada on the TSX Venture Exchange under the symbol “SME.”

Company Contact:

J. Scott Zimmerman, President and Chief Executive Officer

Paul Wiesner, Chief Financial Officer

Phone: 87-STORMCAT

www.stormcatenergy.com

By Order of the Board of Directors

Storm Cat Energy Corporation

J. Scott Zimmerman

President & CEO

THE TSX VENTURE EXCHANGE HAS NOT REVIEWED AND DOES NOT ACCEPT RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THIS RELEASE.

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